SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 3)
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
CUMMINS INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, par value $2.50 per share
(Title of Class of Securities)
231021106
(CUSIP Number of Class of Securities)
Nicole Y. Lamb-Hale
Chief Legal Officer and Corporate Secretary
Cummins Inc.
500 Jackson Street
P.O. Box 3005
Columbus, Indiana 47202-3005
(812) 377-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Mark Mandel, Esq.
Carol Stubblefield, Esq.
Baker & McKenzie LLP
452 Fifth Avenue
New York, New York 10018
(212) 626-4100
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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:
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third party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by Cummins Inc., an Indiana corporation (“Cummins”), with the Securities and Exchange Commission (the “SEC”) on February 14, 2024, as amended by Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO, filed with the SEC on March 8, 2024 and Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO, filed with the SEC on March 12, 2024 (as so amended, the “Schedule TO”). This Amendment relates to the offer by Cummins to exchange up to an aggregate of 67,054,726 shares of common stock of Atmus Filtration Technologies Inc., a Delaware corporation (“Atmus”), par value $0.0001 per share (“Atmus Common Stock”), for outstanding shares of common stock of Cummins, par value $2.50 per share (“Cummins Common Stock”), upon the terms and subject to the conditions set forth in the Prospectus, dated March 7, 2024 (the “Prospectus”), the Letter of Transmittal and the Instruction Booklet to the Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Atmus has filed with the SEC under the Securities Act of 1933, as amended, a registration statement on Form S-4 (Registration No. 333-277051) (as amended through the date hereof, the “Registration Statement”) to register shares of Atmus Common Stock offered in exchange for shares of Cummins Common Stock tendered in the Exchange Offer.
As permitted by General Instruction F to Schedule TO, the information set forth in the Prospectus, the Letter of Transmittal and the Instruction Booklet to the Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively, is hereby expressly incorporated by reference in response to all the items of this Schedule TO, except as otherwise set forth below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.
Item 4.   Terms of the Transaction.
Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:
(a) Material Terms.
The Exchange Offer expired at 12:00 midnight, New York City time, at the end of the day on March 13, 2024. The Exchange Offer was oversubscribed. Based on a preliminary count by the exchange agent, Broadridge Corporate Issuer Solutions, LLC, 69,142,112 shares of Cummins Common Stock were validly tendered and not properly withdrawn, including 36,902,099 shares of Cummins Common Stock that were validly tendered by notice of guaranteed delivery and 1,006,609 shares that tendered in aggregate by “odd-lot” shareholders (holders of fewer than 100 shares) not subject to proration. Because the Exchange Offer is oversubscribed, Cummins will accept only a portion of the shares of Cummins Common Stock that were validly tendered and not properly withdrawn, on a pro rata basis in proportion to the number of shares tendered. Shareholders who own fewer than 100 shares of Cummins Common Stock, or an “odd lot,” who have validly tendered all of their shares, will not be subject to proration, in accordance with the terms of the Exchange Offer. Cummins intends to accept for exchange 5,574,050 shares of Cummins Common Stock in exchange for 67,054,726 shares of Atmus Common Stock owned by Cummins. Based on the total number of shares of Cummins Common Stock reported to be tendered prior to the expiration of the Exchange Offer, it is estimated that approximately 6.7% of the tendered shares of Cummins Common Stock subject to proration will be exchanged, assuming all shares tendered by guaranteed delivery procedures are delivered under the terms of the Exchange Offer. The estimated preliminary proration factor is subject to change based on the number of tendered shares and “odd-lot” shares that satisfy the guaranteed delivery procedures. Cummins expects to announce the final proration factor on March 18, 2024, promptly following the expiration of the guaranteed delivery period. Shares of Cummins Common Stock tendered but not accepted for exchange will be returned to the tendering shareholders in book-entry form promptly after the final proration factor is announced.
On March 14, 2024, Cummins issued a press release announcing the preliminary results of the Exchange Offer, a copy of which is attached as Exhibit (a)(4)(li) hereto and is incorporated herein by reference.

Item 12.   Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following thereto:
Exhibit No.	Description
(a)(4)(xlix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on March 12, 2024 (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on March 12, 2024).
(a)(4)(l)	Text of the website that is being maintained in connection with the Exchange Offer, updated on March 13, 2024 (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on March 13, 2024).
(a)(4)(li)	Press Release by Cummins, dated March 14, 2024 (incorporated by reference to Cummins’ Form 425 filing with the SEC on March 14, 2024).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
CUMMINS INC.
By:
/s/ Nicole Y. Lamb-Hale

Name: Nicole Y. Lamb-Hale
Title:
Chief Legal Officer and Corporate Secretary

Dated: March 14, 2024